June 7, 2010

Joseph B. Selner
Chief Financial Officer
Associated Banc-Corp
1200 Hansen Road
Green Bay, Wisconsin 54304

Re: Associated Banc-Corp
   Form 10-K for December 31, 2009
   File Number 1-31343

Dear Mr. Selner:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K cover page

1.   Your current 1934 Act file number for use on the cover is 1-31343. Please delete your former file number – 0-5519. Entering the former file number in the EDGAR database does not retrieve your current filings.

Management's Discussion and Analysis…
Overview

2.   We note your disclosure in the partial paragraph at the top of page 30 about the significant, rapid decay of your loan portfolio, especially commercial real estate. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 303(a) and Release No. 33-8350 by identifying and analyzing known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your capital resources and results of operations including, but not limited to, analysis of the following:

- trends over the past three years in commercial real estate prices, commercial real estate sales, commercial building permits, and, commercial vacancy rates in your market areas;
- trends over the past three years in home price index, residential real estate sales and single family and multi family building permits in your market areas; and
- trends over the past three years in the unemployment rate in your market area and in median household income in your market areas.

Schedule 14A

Related Party Transactions, page 40

3.   Please confirm to us that the loans to management "were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender", or amend to provide the disclosure about such loans. In future filings, please track the relevant language provided in Instruction 4c to Item 404 of Regulation S-K.

* * * * *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to David Lyon at 202-551-3421, or to me at 202-551-4656.

Sincerely,

Michael Clampitt
Senior Attorney

By FAX: Joseph B. Selner
          FAX number 920-491-7144